UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                     FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                        Commission File Number 333-38600

                            NEON COMMUNICATIONS, INC.
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             (Exact name of registrant as specified in its charter)

                            NEON Communications, Inc.

                              2200 West Park Drive

                        Westborough, Massachusetts 01581

                                 (508) 616-7800


NEON Communications, Inc.-Common Stock, par value $0.01 per share; NEON Optica, Inc.-12 3/4% Senior Notes due 2008; and common stock, preferred stock, warrants to purchase common stock, and debt securities registered pursuant to a registration statement on Form S-3 dated April 12, 2001.
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            (Title of each class of securities covered by this Form)



                                      None
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i) |X|             Rule 12h-3(b)(1)(i) |X|
                Rule 12g-4(a)(1)(ii)|_|             Rule 12h-3(b)(1)(ii)|_|
                Rule 12g-4(a)(2)(i) |_|             Rule 12h-3(b)(2)(i) |_|
                Rule 12g-4(a)(2)(ii)|_|             Rule 12h-3(b)(2)(ii)|_|
                                                    Rule 15d-6          |_|


      Approximate number of holders of record as of the certification or notice date:

      (1) NEON Communications, Inc.-Common Stock: None (See explanatory note (a) below).
                                                  ---------------------

           (a) In accordance with the Second Amended Plan of Reorganization of NEON Communications, Inc. and NEON Optica Inc. which was confirmed by an Order of the United States Bankruptcy Court for the District of Delaware, dated November 13, 2002 (the "Plan"), the Common Stock has been cancelled and is no longer in existence. The registration of the Common Stock is being terminated in accordance with Rule 12g-4(a)(1)(i).

      (2) NEON Optica Inc.- 12 3/4% Senior Notes due 2008: None (See explanatory note (b) below).
                                                           ---------------------

           (b) In accordance with the Plan, the 12 3/4 % Senior Notes due 2008 have been cancelled and are no longer in existence. The registration of the 12 3/4 % Senior Notes due 2008 is being terminated in accordance with Rule 12g-4(a)(1)(i).

      (3) NEON Communications Inc. - registration statement on Form S-3 dated April 12, 2001: None (See explanatory note (c) below).
                --------------------------------------

           (c) No securities have been issued pursuant to the registration statement on Form S-3 dated April 12, 2001 which is referred to above. The registration statement on Form S-3 is being suspended pursuant to Rule 12h-3(b)(1)(i).

      Pursuant to the requirements of the Securities Exchange Act of 1934, NEON Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                         NEON COMMUNICATIONS, INC.

Date: November 27, 2002                  By:  /s/ Stephen E. Courter
      -----------------                    ----------------------------
                                           Stephen E. Courter
                                           President and Chief Executive Officer